CYBER SUPPLY INC.
151-1201 LaRose Avenue
Toronto, Ontario
Canada M9B 1B3

May 5, 2011

William H. Thomas
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:     Cyber Supply Inc. (the "Company")
            Annual Report on Form 10-K for
            Fiscal Year Ended February 28, 2010
            Filed on June 15, 2010
            File No. 0-53677

Dear Mr. Thomas:

    We are in receipt of your comment letter dated February 7, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

Form 10-K for Fiscal Year Ended February 28, 2010

Report of Independent Registered Public Accounting Firm, Page F-1
  We note your auditor signed its report as Malone & Bailey, LLP, however, we note the name of the firm as registered with the PCAOB is MaloneBailey, LLP (formerly Malone & Bailey, PC). Please provide an audit report that is signed using the exact name of the firm as registered with the PCAOB.

  Answer: The revised audit opinion has been provided and signed to properly reflect the name as MaloneBailey, LLP.

  Please have your audit firm revise the scope and opinion paragraphs to cover the two fiscal years ended as of the most recent balance sheet date and the inception to date period, as opposed to only covering the most recent fiscal year and inception to date period.

  Answer: The revised audit opinion has been provided to cover the two fiscal years ended as well as the inception to date cover by the report.

RE:     Cyber Supply Inc. (the "Company")
            Annual Report on Form 10-K for
            Fiscal Year Ended February 28, 2010
            Filed on June 15, 2010
            File No. 0-53677

Item 9A. Controls and Procedures, page 23

Management's report on internal controls over financial reporting, page 23
  Please provide management's annual report on internal control over financial reporting in accordance with Item 308(T) of Regulation S-K. The transition period you refer to for newly public companies no longer applies since you previously filed an annual report for the prior fiscal year.

  Answer: The requested information has been provided.

Change in internal control over financial reporting, page 23
  Please revise your disclosure here and in your quarterly reports to disclose any change in internal control over financial reporting that occurred during your most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In revising the disclosures in your quarterly reports, please be sure you identify any changes, not just significant changes that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308T(b) of Regulation S-K.

  Answer: The requested revisions have been provided.

Exhibit 31.1
  Please provide a certification that conforms to the exact wording prescribed in Item 601(b)(31) of Regulation S-K. In this regard, we note you have included an extraneous sixth paragraph at the end of the certification. Please also make conforming revisions to the certifications filed as exhibits to Form 10-Q.

  Answer: The requested revisions have been provided and all documents re-filed accordingly.

    The Company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking further action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

RE:     Cyber Supply Inc. (the "Company")
            Annual Report on Form 10-K for
            Fiscal Year Ended February 28, 2010
            Filed on June 15, 2010
            File No. 0-53677

    Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

MARIA SHOSTAK
Maria Shostak, President and CEO